Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco Restarting Production at Ontario Operations, Cigar Lake Status Unchanged

Saskatoon, Saskatchewan, Canada, May 11, 2020    .    .    .    .    .    .    .    .    .     .    .    .    .

Cameco (TSX: CCO; NYSE: CCJ) announced today that it is resuming production at its Port Hope Conversion Facility’s UF6 plant and its Blind River Refinery in Ontario. Both operations are planned to restart the week of May 18, 2020 and achieve regular production levels the week of May 25, 2020.

On April 8, 2020, Cameco announced that these facilities would be placed in a temporary safe shutdown state for approximately four weeks and, where possible, maintenance work scheduled for the summer would be advanced. Screening protocols and other measures put in place to align with government and public health directives around COVID-19 were contributing to workforce uncertainty at the UF6 plant, which is a complex operation designed to run as a continuous process without interruption. The decision was therefore made to suspend production at the plant, as well as at the Blind River Refinery, since the majority of the UO3 produced there is used in the production of UF6 at Port Hope.

The workforce situation has now stabilized, providing Cameco with increased certainty around the availability of necessary personnel to operate the UF6 plant. With the appropriate conditions currently in place to resume normal operations, we have decided to return both the plant and the refinery to production.

“The provinces and communities where we operate are certainly not out of the woods when it comes to this global pandemic, and we must remain vigilant in how we manage our activities during these challenging times,” said Cameco president and CEO Tim Gitzel. “However, we are confident that we can maintain the required roster of qualified operators to run the UF6 plant going forward, enabling us to carefully bring the plant and the UO3 refinery back into production.”

During the temporary shutdown of these two sites, the remainder of Cameco’s Ontario operations, including UO2 production at the Port Hope Conversion Facility and fuel bundle production at Cameco Fuel Manufacturing, continued to operate safely.

Given the evolving nature of the COVID-19 situation and the number of moving pieces, on April 13, 2020 Cameco withdrew its 2020 outlook for its fuel services division, including production. We do not expect to resume providing outlook information until we have a sufficient basis to do so.

While the two Ontario facilities return to production, there is no change in the status of Cameco’s Cigar Lake uranium mine. The operation remains in a safe state of care and maintenance for an indeterminate duration, as pandemic conditions continue to challenge a number of northern Saskatchewan communities.

Cameco continues to closely monitor the situation around all of its facilities and follow the guidance of government and public health authorities. Significant safety measures to limit the risk posed by COVID-19 remain in place across our operations, and we will move quickly to adjust our plans should circumstances warrant to ensure the well-being of our workers, their families and communities.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Utilities around the world rely on our nuclear fuel products to generate power in safe, reliable, carbon-free nuclear reactors. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

Caution Regarding Forward-Looking Information and Statements

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect.

Examples of forward-looking information in this news release include: our plans to restart production at our Port Hope Conversion Facility’s UF6 plant and Blind River Refinery in Ontario the week of May 18, 2020 and to achieve regular production levels the week of May 25, 2020; our views on the stability of the workforce situation, the availability of necessary personnel to operate the UF6 plant, and our ability to maintain the required roster of qualified operators to run the UF6 plant going forward and to carefully bring the plant and the UO3 refinery back into production; and our expectation to resume providing outlook information when we have a sufficient basis to do so.

Material risks that could lead to different results include: that we may be unable to successfully manage the current uncertain environment resulting from COVID-19 and its related operational, safety, regulatory, marketing or financial risks successfully, including the risk of significant disruption to our Ontario fuel services operations, workforce, required supplies or services, and our plans to resume production at our Blind River Refinery and Port Hope UF6 plant and to achieve regular production levels; that we may face significant delays in resuming production at our Blind River Refinery or Port Hope UF6 plant; we may be unable to return to or maintain regular production levels at our Blind River Refinery or Port Hope UF6 plant; we may face an outbreak of COVID-19 at our Port Hope Conversion Facility or Blind River Refinery; an operating risk or hazard occurs disrupting our plans; we may be unable to comply with applicable regulatory requirements; that our views on the stability of the workforce situation, availability of necessary personnel, including the required roster of qualified operators, to operate the UF6 plant, or our ability to carefully bring the UF6 plant and the UO3 refinery back into production, prove to be inaccurate; changes in government regulations or policies; the risk our plans may change, be unsuccessful or have unanticipated consequences; the risk our estimates and forecasts prove to be incorrect; and the risk that we will be unable to resume providing outlook information for an extended period.

In presenting this forward-looking information, we have made material assumptions which may prove incorrect, including assumptions regarding our ability to successfully manage the current uncertain environment resulting from COVID-19 and its related operational, safety, regulatory, marketing and financial risks successfully; that our plans to resume production, and to achieve regular production levels, at our Port Hope UF6 plant and our Blind River Refinery within expected time frames succeed; the absence of an outbreak of COVID-19 at our Port Hope Conversion Facility and Blind River Refinery; no operating risk or hazard occurs disrupting our plans; assumptions regarding the stability of the workforce situation, availability of necessary personnel, including the required roster of qualified operators, to operate the UF6 plant, and our ability to carefully bring the plant and the UO3 refinery back into production; assumptions regarding the operating conditions and other factors upon which we have based our plans and forecasts; the absence of any adverse government regulations, policies or decisions; and our ability to resume providing outlook information in the future.

Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

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Investor inquiries

Rachelle Girard

306-956-6403

Media inquiries – outside Northumberland County and the Blind River region, Ontario

Jeff Hryhoriw

306-385-5221

Media inquiries – within Northumberland County and the Blind River region, Ontario

Sara Forsey

289-771-1007